Denali SPAC Holdco, Inc.

437 Madison Avenue, 27th Floor

New York, NY 10022

August 9, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Jessica Ansart Lauren Nguyen

Re:	Request for Withdrawal of Registration Statement on Form S-4 (File No. 333-270917)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Denali SPAC Holdco, Inc. (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-270917), together with all exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on March 29, 2023, as further amended and as declared effective by the Commission on December 14, 2023. The Registration Statement registered the offering and proposed sale and issuance of common stock, par value $0.0001 per share (the “Common Stock”), redeemable warrants, each warrant exercisable for one share of common stock at an exercise price of $11.50 (the “Redeemable Warrants”) and the shares of Common Stock underlying such Redeemable Warrants, of the Company in connection with the transactions contemplated by the Agreement and Plan of Merger dated as of January 25, 2023 (as amended by the Amendment to and Consent under the Agreement and Plan of Merger dated as of April 11, 2023, together, the “Merger Agreement”), among the Company, Denali Capital Acquisition Corp., a Cayman Islands exempted company with limited liability, Longevity Biomedical, Inc., a Delaware corporation, , Denali SPAC Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company, Longevity Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company, and Bradford A. Zakes, solely in the capacity as seller representative.

The Company requests the withdrawal of the Registration Statement because the transaction to which it relates has been terminated. Accordingly, the Company will not proceed with the offering of Common Stock and Redeemable Warrants in connection with the transactions set forth in the Business Combination Agreement. Because the proposed sale and issuance of the Common Stock and Redeemable Warrants registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in the name of Denali SPAC Holdco, Inc.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Jiandong (Peter) Xu, President and Director, Denali SPAC Holdco, Inc., at the above-mentioned address, with a copy to Michael J. Blankenship at Winston & Strawn LLP at 800 Capitol St Suite 2400, Houston, TX 77002, email: mblankenship@winston.com.

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[Signature page follows]

Thank you for your assistance in this request. If you have any questions or require any further information, please contact Michael J. Blankenship at Winston & Strawn LLP at (713) 651-2678.

Sincerely,

Denali SPAC Holdco, Inc.

By:	/s/ Jiandong (Peter) Xu
Jiandong (Peter) Xu
President and Director